Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Mission Community Bank	California

Mission Asset Management, Inc.	California

Mission Community Capital Trust I	Delaware

Mission Community Bancorp either owns directly or indirectly 100% of the voting stock of each of the above subsidiaries.